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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.    1     )*
                                          ---------

                              Best Lock Corporation
           --------------------------------------------------------
                                (Name of Issuer)

                    Common Stock Without Nominal or Par Value
           --------------------------------------------------------
                          (Title of Class of Securities)

                                    081997918
           --------------------------------------------------------
                                 (CUSIP Number)

                                Russell C. Best,
                           c/o Best Lock Corporation,
                                P.O. Box 50444,
                             Indianapolis, IN  46250
                                 (317) 849-2250
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                February 15, 1995
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of  5  Pages
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CUSIP No. 081997918                   13D                 Page  2  of  5  Pages
          ---------                                            ---    ---


- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Russell C. Best--Social Security Number ###-##-####
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*
     BK
- -------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                   97,243.34
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                   97,243.34
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     97,243.34
- -------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     78.2%
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*

- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


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ITEM 1.  SECURITY AND ISSUER

     This Schedule relates to the class of common stock, without nominal or par value, of Best Lock Corporation (the "BLC Shares"). The address of the principal executive offices of Best Lock Corporation ("BLC") is: P.O. Box 50444, Indianapolis, Indiana 46250.

ITEM 2.  IDENTITY AND BACKGROUND

     (a)  The person filing this statement is Russell C. Best ("Best").

     (b)  His business address is P.O. Box 50444, Indianapolis, Indiana  46250.

     (c) Best is Chief Executive Officer of BLC, a corporation incorporated under the laws of Delaware. BLC's address is P.O. Box 50444, Indianapolis, Indiana 46250 and its principal business is the manufacture and sale of masterkeyed locking systems.

     (d) During the last five years, Best has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

     (e) During the last five years, Best was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been, and is not now subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Best is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On February 15, 1995, BLC redeemed 6,742 BLC Shares for an aggregate purchase price of $2,595,670. The funds used in making such acquisition were borrowed on an unsecured line of credit from Huntington National Bank, N.A., Indianapolis, Indiana. During December, 1994 and January, 1995, BLC redeemed an additional 138 BLC Shares for an aggregate purchase price of $53,130. The source of funds for this earlier redemption was BLC's working capital.

     As a result of the above-described redemptions of BLC Shares, Best's beneficial ownership of BLC Shares increased from 74.1% to 78.2% of BLC's outstanding shares.


                                   PAGE 3 OF 5


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ITEM 4.  PURPOSE OF TRANSACTION

     The 6,742 BLC Shares purchased on February 15, 1995 were purchased from various former officers of BLC and their affiliates for the primary purpose of settling disputes among the senior management of BLC. The 138 BLC Shares purchased in December, 1994 and January, 1995 were purchased from participants in BLC's Stock Bonus Plan, a qualified retirement plan, pursuant to the terms of such Stock Bonus Plan.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER


     (a) Best beneficially owns 97,243.34 BLC Shares. He actually owns 1,686 BLC Shares in his own name. He beneficially owns another 1 share which is actually owned by his wife, Mariea L. Best. He beneficially owns an additional 95,556.34 BLC Shares which are actually owned by BUL. This beneficial ownership of BLC Shares actually owned by BUL arises due to: (a) Best's direct ownership of 2,127 shares of BUL Series A common stock, and (b) Best's beneficial ownership of an additional 300,000 shares of BUL Series B common stock which are actually owned by FEBI (the "BUL Shares"). This beneficial ownership of the BUL Shares actually owned by FEBI arises due to: (a) Best's direct ownership of 113,311 shares of FEBI, and (b) Best's beneficial ownership of the 204,053 shares of FEBI actually owned by Best Lock Partnership, an Indiana general partnership in which Best and Walter
          E. Best Company, Inc. ("WEBCO") are the voting general partners. Best controls WEBCO by virtue of his ownership of the 1,000 voting common shares of WEBCO.

          Since Best beneficially owns 53.0% of the 598,710 issued and outstanding shares of FEBI, he is in a position to direct the voting and/or the disposition of the BUL Shares owned by FEBI. Further, since Best beneficially owns 80.5% of the 386,469 issued and outstanding common shares of BUL, he is in a position to direct the voting and/or the disposition of the BLC Shares owned by BUL.

          The aggregate percentage of the BLC Shares issued and outstanding which Best beneficially owns is approximately 78.2%.

     (b) The number of BLC Shares as to which Best has the sole power to vote or to direct the vote is 97,243.34. The number of BLC Shares as to which Best has a shared power to vote or to direct the vote is zero. The number of BLC Shares as to which Best has the sole power to dispose is 97,243.34. The number of BUL Shares as to which Best has a shared power to dispose is zero.



                                   PAGE 4 OF 5

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     (c)  Best has not been a party to any transaction involving BLC Shares that was effected during the past sixty days, other than the gift of 1 BLC Share to his wife, Mariea L. Best, on February 15, 1995.

     (d) Except for BLP as respects the 204,053 FEBI Shares which it actually owns, FEBI as respects the 300,000 BUL Shares which it owns and BUL as respects the 95,556.34 BLC Shares which it owns, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the BLC Shares which Best beneficially owns.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     To the best knowledge of Best, Best is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to BLC Shares which Best beneficially owns, other than the following:

     All of the shares of FEBI which Best owns directly are pledged as security for a loan obtained by Best from BLC on May 18, 1994. A copy of the Loan Agreement with respect to such loan was filed as an Exhibit to the Schedule 13D filed by Best on May 31, 1994.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     No Exhibits are attached.

SIGNATURES.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date
     -------------------------          -------------------------
                                        Russell C. Best






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